June 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Laura McKenzie

Daniel Duchovny

Office of Mergers and Acquisitions

RE:	TSR, Inc. Schedule 14D-9 filed May 30, 2024 File No. 005-38473

Ladies and Gentlemen:

This letter is submitted on behalf of TSR, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Solicitation/Recommendation Statement on Schedule 14D-9 on May 30, 2024 (the “Filed Schedule 14D-9”), as set forth in the Staff’s letter dated June 10, 2024 (the “Comment Letter”). The Company is concurrently filing an Amendment to Solicitation/Recommendation Statement on Schedule 14D-9/A (the “Amendment to Schedule 14D-9”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Filed Schedule 14D-9, and page references in the responses refer to the Filed Schedule 14D-9. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Filed Schedule 14D-9.

The responses provided herein are based upon information provided to Shulman Rogers, P.A. by the Company.

Past Contacts, Transactions, Negotiations and Agreements, page 3

1. Refer to the second paragraph under the subheading "Merger Agreement" in this section and the statement there that the summary of the terms of the Merger Agreement and descriptions of the Offer conditions “do not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe all material terms. Please modify to avoid characterizing the disclosure here, and in similar instances throughout the schedule, as incomplete.

RESPONSE: The Company respectfully advises the Staff that it has revised such references in the Amendment to Schedule 14D-9.

Certain Unaudited Prospective Financial Information of TSR, page 26

2. Please disclose the full Projections instead of a summary of the Projections.

RESPONSE: The Company respectfully advises the Staff that it has revised this section in the Amendment to Schedule 14D-9 to include the full projections.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (301) 230-5200.

Sincerely,

/s/ Lawrence R. Bard

Lawrence R. Bard, Esq.

cc:

Thomas Salerno, TSR, Inc.

John Sharkey, TSR, Inc.

Scott D. Museles, Shulman Rogers, P.A.

Stephen J. Hackman, Ice Miller LLP

Pierce H. Han, Ice Miller LLP

TSR, Inc.

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